M  E  M  O  R  A  N  D  U  M

Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(COMMISSION FILE NO. 001-32650)

TO:	CBOT B-1 and B-2 Members

FROM:	Bernie Dan

DATE:	March 6, 2007

SUBJECT:	Internet and Telephone Voting for Special Meetings.

We have completed the mailing of the proxy statement for the special meeting of B-1 and B-2 members of the Board of Trade of the City of Chicago, Inc. to be held on April 4, 2007 at 2:30 pm at the Union League Club, as well as the special meeting of CBOT Holdings, Inc. stockholders which will be held at 3:00 pm, also at the Union League Club later that same day.

Please be aware that this morning our inspector of elections, Computershare Investor Services, activated the Internet voting website and telephone voting system for both special meetings. Accordingly, as of this morning, you may cast you votes for both the member meeting and stockholder meeting via the Internet or telephone if you follow the directions on your proxy cards.

Please note, as both a CBOT B-1 or B-2 member, and a CBOT Holdings stockholder, you will receive separate packages (1 package for each membership owned by you as well as 1 package for the shares of CBOT Holdings Class A common stock held by you). The proxy cards for the member meeting and the stockholder meeting are different and each proxy must be voted.

If you have questions about voting your memberships or shares, you may call Georgeson, Inc. at (866)-834-7793 or Paul Draths at (312)-435-3605. Blank proxy cards can be obtained from, and returned to Georgeson, Inc. or Mr. Draths. Mr. Draths is located in the Corporate Secretary’s Office at 141 W. Jackson Blvd., Chicago, Illinois, 60604, 6th floor.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT

INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained when available, without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT Stockholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT Stockholders or CME Stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

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